SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE TO

(Rule 13e-4)

Tender Offer Statement Under Section 14(d)(1) or 13(e)(1)
of the Securities Exchange Act of 1934

OmniVision Technologies, Inc.

(Name of Subject Company (Issuer) and Filing Person (Offeror))

Options to Purchase Common Stock, $0.001 par value

(Title of Class of Securities)

682128103

(CUSIP Number of Class of Securities’ Underlying Common Stock)

Y. Vicky Chou, Esq.

OmniVision Technologies, Inc.

4275 Burton Drive

Santa Clara, CA 95054
(408) 567-3000

(Name, address and telephone numbers of person authorized to receive notices and communications on behalf of filing persons)

Copies to:

Christopher F. Fennell, Esq.

Wilson Sonsini Goodrich & Rosati

Professional Corporation

650 Page Mill Road

Palo Alto, CA 94304-1050

(650) 493-9300

CALCULATION OF FILING FEE

Transaction Valuation*	Amount of Filing Fee
Not applicable*	Not applicable*

*                                         A filing fee is not required in connection with this filing as it relates solely to preliminary communications made before the commencement of a tender offer.

☐            Check the box if any part of the fee is offset as provided by Rule 0-11(a)(2) and identify the filing with which the offsetting fee was previously paid.  Identify the previous filing by registration statement number, or the Form or Schedule and the date of its filing.

Amount Previously Paid:	Not applicable.
Form or Registration No.:	Not applicable.
Filing party:	Not applicable.
Date filed:	Not applicable.

☒          Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.

Check the appropriate boxes below to designate any transactions to which the statement relates:

☐            third party tender offer subject to Rule 14d-1.

☒          issuer tender offer subject to Rule 13e-4.

☐            going-private transaction subject to Rule 13e-3.

☐            amendment to Schedule 13D under Rule 13d-2.

Check the following box if the filing is a final amendment reporting the results of the tender offer: ☐

Attached as Exhibit 99.1 is OmniVision Technologies, Inc.’s (the “Company”) Notice of 2009 Annual Meeting of Stockholders and Definitive Proxy Statement for its 2009 Annual Meeting of Stockholders to be held on September 24, 2009, and the related materials filed with the Securities and Exchange Commission in conjunction with the Notice of 2009 Annual Meeting of Stockholders and Definitive Proxy Statement (the “proxy materials”). The proxy materials contain a proposal submitted for the approval of the Company’s stockholders whereby the Company will undertake an exchange offer pursuant to which certain holders of outstanding stock options (the options eligible for the exchange program are referred to herein as “eligible awards”) with an exercise price at or above $15.76 will be permitted to exchange their eligible awards for a reduced number of restricted stock units to be granted under the Company’s 2007 Equity Incentive Plan (the “exchange program”).  In no event will the eligible awards have an exercise price that is lower than the 52-week high trading price of the Company’s common stock (measured as of the start date of the exchange program).  The proxy materials do not constitute an offer to holders of options to purchase the Company’s common stock to exchange such options.

At the time the exchange program is commenced, the Company will provide option holders who are eligible to participate in the exchange program with written materials explaining the precise terms and timing of the exchange program. Persons who are eligible to participate in the exchange program should read these written materials carefully when they become available because they will contain important information about the exchange program. The Company will also file these written materials with the Securities and Exchange Commission as part of a tender offer statement upon the commencement of the exchange. The Company’s stockholders and option holders will be able to obtain these written materials and other documents filed by the Company with the Securities and Exchange Commission free of charge from the Company’s website at www.ovt.com or from the Securities and Exchange Commission’s website at www.sec.gov.

ITEM 12. EXHIBITS.

EXHIBIT NUMBER	DESCRIPTION

99.1	Definitive Proxy Statement for 2009 Annual Meeting of Stockholders (filed with the Securities and Exchange Commission on August 10, 2009 and incorporated herein by reference).

2